Management’s Discussion and Analysis for Year Ended December 31, 2012

TAHOE RESOURCES INC.
5190 Neil Rd. Suite 460
Reno, Nevada USA 89502

MANAGEMENT DISCUSSION AND ANALYSIS
(“MD&A”)

March 7, 2013

March 7, 2013

Management’s Discussion and Analysis for Year Ended December 31, 2012

March 7, 2013

Management’s Discussion and Analysis for Year Ended December 31, 2012

March 7, 2013

Management’s Discussion and Analysis for Year Ended December 31, 2012

March 7, 2013

Management’s Discussion and Analysis for Year Ended December 31, 2012

INTRODUCTION

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. and its subsidiaries (“Tahoe” or the “Company”) has been prepared to enable a reader to assess material changes in financial condition and results of operations for the year ended December 31, 2012, with comparison to 2011. The following discussion of performance, financial condition, and future prospects should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2012 and 2011, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) effective as of December 31, 2012. The information provided herein supplements, but does not form part of, the consolidated financial statements. This discussion covers the year ended December 31, 2012 and the subsequent period up to the date of this MD&A. All dollar amounts are stated in thousands of United States dollars unless otherwise indicated. Information for this MD&A is as at March 7, 2013.

BUSINESS OVERVIEW

Tahoe was incorporated on November 10, 2009 under the laws of the Province of British Columbia and is focused on the acquisition, exploration and development of mineral properties in the Americas for the mining of precious metals.

Tahoe’s principal objective is to develop the Escobal project, a mining project located in southeastern Guatemala containing high-grade silver, gold, lead, and zinc mineralization (the “Escobal project”). Tahoe is engaging in ongoing exploration drilling programs, detailed metallurgical investigations and engineering design work as well as developing the mine and building plant and processing facilities. Pending completion of construction and receipt of operating permits, commercial production of silver-bearing concentrates is expected in early 2014.

Developing the Escobal project into a profitable silver mining operation will depend upon Tahoe’s ability to define mineral reserves, to permit operations and to advance the project to production. The Company also engages in activities to review prospective mineral property acquisitions. The Company currently does not have any commercial operations or revenue. Tahoe expects that its working capital (current assets minus current liabilities) is sufficient to finance the Escobal project.

HIGHLIGHTS OF 2012

BUSINESS AND POLITICAL

  The extra-legal moratorium on the issuance of new mining permits effectively expired with the departure of the Colóm administration in early January 2012. The new administration of President Otto Perez Molina refused to recognize the moratorium and issued eight exploration licenses and is again processing exploitation licenses for extractive companies in 2012.

  During the first quarter of 2012, the government of Guatemala and the Mining Association signed an agreement to voluntarily increase royalties on mining. The Company agreed to adhere to the terms of the voluntary agreement and began negotiating the specific terms of the agreement with The Ministry of Energy and Mines (“MEM”). Congress also enacted new legislation as to taxation on business and repatriation of dividends outside of Guatemala.

  On May 7, 2012, the Company announced the completion of a new National Instrument (NI) 43- 101 compliant resource estimate and Preliminary Economic Assessment (“PEA”) for the Escobal project. The PEA describes production expansion scenarios from the current 3500 metric tonne per day (mtpd) scenario to 4500 and 5500 mtpd underground mine plans. The increased royalty rates from the voluntary agreement and new tax rates approved by Congress in 2012 are reflected in the Company’s May 2012 PEA.

March 7, 2013

Management’s Discussion and Analysis for Year Ended December 31, 2012
  On May 8, 2012, the Company stock was listed on the New York Stock Exchange under the symbol TAHO.

  On September 17-18, 2012, anti-mining protestors impeded progress on the power line and trespassed onto mining property, causing minor injuries and some damage to contractor-owned equipment and temporary facilities. Company security, national police and the Guatemalan military were deployed to quell the violence and remove trespassers from the Escobal property. The federal prosecutor’s office brought charges against 27 of the violent offenders who were apprehended by authorities.

  In October 2012, MEM introduced a legislative proposal in Congress to increase the royalty rates to 5% for precious metals and 3% for base metals. If passed by Congress, these amendments would supplant the voluntary royalty agreement.

  MEM submitted legislation in October 2012, that would permit the state to acquire up to a 40% interest in natural resource projects in Guatemala. After introducing the legislation, MEM officials stated that the proposed amendment does not cover existing projects such as Escobal. However, it is unclear how this may affect the Company’s regional exploration program.

  On March 7, 2013, the Board of Directors accepted the resignation of the Company’s CFO, Jaime Mondragón, effective at midnight on March 8, 2013 and appointed Mark Sadler to be the new CFO, effective March 9, 2013.

  As at December 31, 2012, Tahoe had outstanding a total of 145,565,204 common shares, 2,534,793 options to purchase common shares and 370,000 deferred share awards. As at December 31, 2012, Tahoe had a total of 148,469,997 common shares issued and outstanding on a fully diluted basis.

EXPLORATION

  In 2012, exploration drilling at the Escobal project explored extensions of the deposit where it was open laterally and to depth and improved confidence in the mineral resource through in-fill drilling. A total of between one and six drills operated from the surface at the Escobal project throughout the year.

  In early 2012 drilling was also carried out at the Varejones project 20 kilometres east of Escobal with two drills. Drilling identified vein mineralization that was not deemed economically viable and the drilling was suspended in June.

March 7, 2013

Management’s Discussion and Analysis for Year Ended December 31, 2012

OPERATIONAL

  As at December 31, 2012, the Engineering, Procurement and Construction Management (“EPCM”) was 69% complete and underground development was 70% complete. Total underground advance through year-end was 4,817 metres.

  In 2012, underground development was slowed by perched water associated with geologic structures in the east and central headings. The Company implemented surface well dewatering to support development advance. Development costs were higher than originally forecast but within the contingency in the capital cost estimate. By the end of the year, advance rates and development costs had improved as water and ground conditions normalized. Vein development on the 1,265 and 1,290 metre levels had commenced by year- end, and the underground mine is expected to be ready to feed the mill when commissioning commences in the second half of 2013.

  Power line installation along the highway right-of-way commenced in September 2012, but was interrupted by protestors. Given the civil unrest, the Company developed a contingency plan to provide temporary generator power for the mine start up in order to prevent delay to the production schedule. The Company anticipates it will recommence work on the power line in 2014, if not sooner.

  Construction of the mill and ancillary facilities at the Escobal project significantly advanced in 2012 and development remained on schedule and on budget. We expect the mill to be available for commissioning in the second half of 2013.

  Acquisition of all operating permits is now complete with the exception of the Escobal exploitation permit which the Company expects to receive in the first half of 2013.

EXPLORATION

All identified mineral resources for the Escobal project are located on the Oasis concession, one of three exploration concessions which comprise the project. The 2012 drilling program served to explore extensions of the deposit where it was open laterally and to depth and to improve confidence in the mineral resource through in-fill drilling. A total of between one and six drills operated from the surface at the Escobal project throughout the year.

The Escobal project mineral resource occurs in a mineralized zone within the Oasis concession that is referred to as the “Escobal vein”. Exploration to date has defined the Escobal vein through drill core analyses from drilling campaigns carried out between 2007 and 2012. As at December 31, 2012, a total of 391 exploration holes (152,993 metres) have targeted the Escobal vein system. In addition, 21 drill holes totaling approximately 4,942 metres were completed for the purpose of collecting metallurgical test samples. All drilling in the Escobal vein has utilized diamond drill core methods, with the majority (64%) of mineralized intercepts drilled using NQ or larger size drill core. Core recovery has averaged 96%.

Exploration drilling in 2012 concentrated on dip extensions in the East, Central, and West Margarito zones, and explored new mineralized zones in the extreme east and west extension areas. The drill campaign succeeded in expanding the known limits of the Escobal vein both to depth and laterally to the east and west. Step-out drilling In the Central zone further extended the irregularly dipping mineralized structure 80 metres down dip from the previously defined resource limit.

March 7, 2013

Management’s Discussion and Analysis for Year Ended December 31, 2012

In the East zone, drilling extended known mineralization 130 metres directly below the original East zone resource where the typical south-dipping vein transitions to a dilational jog similar in character, rock type and elevation as found in the Central Escobal zone. In addition, lateral step out holes towards the east confirmed an extension of mineralization over 450 metres east of the current resource model. The East zone remains open to the east and to depth. Additional drilling is planned in this zone in early 2013.

In the west zone, drilling succeeded in extending the Margarito zone at depth while lateral drilling confirmed mineralized veining far to the west of the published resource. New drilling extended the Margarito zone 200 metres vertically where the vein changes dip and follows a north-dipping vein jog and remains open to depth. Three deep drillholes, using a large-capacity drill confirmed deep vein intercepts similar to Escobal mineralization some 700 metres west and 950 metres below the current resource. These blind intercepts occur under deep valley alluvial cover where the vein has been down-dropped in stair-step fashion along roughly north trending normal faults. The far west Escobal extension is interpreted to trend northwest and dip steeply to the north although additional drilling is required to confirm orientation continuity of these wide-spaced intercepts.

While exploration in 2012 was designed to define Escobal vein extensions and enhance portions of the existing resource, drilling slowed during the latter part of the year as 1) the available areas for surface drilling were impeded by construction activities; 2) much of the exploration effort was focused on the three underground drilling rigs which are devoted to in-fill and stope definition drilling efforts; and, 3) budget and spending constraints required a slow-down in surface drilling activities due to the high cost of deep drilling in the west extension zone. As Escobal transitions into project development, exploration will continue to define vein extensions through wide step-out drilling as well as enhancing the resource through further in-fill definition drilling. Priority will be placed on testing deep targets at Escobal as well as other district and regional targets using the geologic model developed at Escobal. In addition to the Escobal vein, twelve veins have been discovered on the Company’s concessions. These prospective areas continue to be evaluated.

On a regional basis, drilling was carried out at the Varejones project 20 kilometres east of Escobal with two drills in the first half of the year. At Varejones, drilling totaled 26 holes for 8,085 metres on four target areas along the three kilometre long vein trend. Drilling identified vein mineralization that was not deemed economically viable and the drilling was suspended in late June 2012.

In 2013, the drilling of the Escobal vein and regional drilling is expected to continue using two core drills. Exploration expenditures for the year ended December 31, 2012 totaled $10.6 million.

OPERATIONS

In 2012, Tahoe primarily focused on (1) community relations (2) permitting activities and government relations; and (3) advancing underground headings, mill construction, and development of surface and ancillary facilities.

GOVERNMENT, PERMITTING AND COMMUNITY RELATIONS

Proposed Changes to Guatemalan Mining Law
Voluntary Royalty Agreement: In January 2012, the new administration and the Mining Industry Association agreed to general terms of a royalty agreement (“General Royalty Agreement”) in which the industry agreed to voluntarily pay higher royalties to the national and local governments. Subsequent to executing the General Royalty Agreement, the Company and the federal government are discussing the terms of an individual royalty agreement (“Escobal Royalty Agreement”) that is meant to be finalized in 2013 prior to the commencement of mill commissioning at Escobal. The Escobal Royalty Agreement is expected to commit the Company to pay a Net Smelter Revenue (“NSR”) royalty on the concentrates sold from the Escobal project’s mine production, amounting to 5% NSR on all metals. The Company also expects the royalty to revert to the 1% NSR contained in the current Mining Law if silver prices fall below $16.00 per ounce. Finally, if the recently introduced amendments to the existing mining law are passed by Congress, the terms of the General and Escobal Royalty Agreements will be supplanted by the new law.

March 7, 2013

Management’s Discussion and Analysis for Year Ended December 31, 2012

Proposed Mining Law Reform: On October 19, 2012, MEM proposed a new mining law to the Guatemalan Congress that sets royalties for precious metals at 5% and for base metals at 3%; establishes a mining fund to regulate distribution of the royalties; develops programs for enhanced community dialogue and environmental protection; and allows the state to participate in mining activities through a state-owned mining company. Under the latter provision, the state company may acquire an interest of up to forty percent of any project that exploits metallic minerals. The latter proposal cannot go into effect without the passage of an additional “special” law that is not described in the legislation. The Company has been reassured by government officials, including the MEM Minister, that the state’s proposed participation would not affect existing projects or the Company’s ownership interest in the Escobal project. In addition, after introducing the proposed amendments, the MEM Minister publicly stated that companies will not be required to partner with the state under any state ownership program. It is not clear how the proposed reforms would affect the Company’s Guatemalan exploration projects. To be effective, the legislation must be passed by a majority vote in Congress.

Exploitation Permit

From 2008-2011, President Colom imposed a de facto, extra-legal moratorium on the issuance of new mineral resource permits. As a result of the moratorium, MEM issued very few new licenses during Colom’s tenure. A new President, Otto Perez Molina, was inaugurated on January 14, 2012. The Perez administration refused to recognize the moratorium and MEM began review of all license applications in the first quarter of 2012. The new government has stated its intention to uphold the mining law as written and support mining projects in Guatemala. In 2012, MEM issued 8 exploration licenses, including the Company’s San Juan Bosco exploration license, and began processing exploitation license applications.

In the first quarter of 2012, MEM completed its legal review of the Company’s application for an exploitation permit for Escobal. All administrative steps for approval have now been completed by MEM. The MEM Minister and President Perez have advised the Company that the exploitation permit for Escobal will be issued in 2013 prior to mill commissioning at Escobal.

The Escobal project is currently in the exploration, development, and construction phase which activities are permitted by both MEM and Ministerio de Ambiente y Recursos Naturales (“MARN”). However, as Escobal is the Company’s sole project, failure to obtain the exploitation permit in time for mill commissioning would have a material adverse effect on the Company’s business. There can be no assurance as to when or if the necessary exploitation permit will be granted. See “Project Status and Timeline” in this MD&A.

March 7, 2013

Management’s Discussion and Analysis for Year Ended December 31, 2012

Concession Filings

The three exploration concessions (Oasis, Lucero, Andres) that were transferred from Goldcorp to Tahoe in June 2010 remain in good standing. Environmental management plans for proposed drilling in these concessions have been approved by MARN and all targets within these areas are approved for drilling. In May 2012, MEM approved the San Juan Bosco exploration concession. All other concessions are pending approval by MEM before an application can be made for drilling. After moratorium-related inactivity within MEM in 2011, preparations for concession granting proceeded in 2012. The Company expects that the El Olivo exploration concession and the Soledad reconnaissance concession will be approved in 2013.

Power Line

The Company has secured all necessary permits to construct the 69 kV power line from the San Rafael substation 5.6 kilometres from the Escobal site, but organized resistance has impeded the Company’s attempts to install the line along an approved right of way. Objections to construction of the power line range from claims of negative health effects of electricity to general fears of contamination caused by mining. The Company believes these claims are unfounded and without merit.

On September 17, 2012, installation work along the easement ceased when an estimated 300 people threatened the power line crew, Company employees, corporate counsel and a local judge with violence.

On the morning of September 18, 2012, armed protestors reorganized at the mine site, and after a five-hour standoff with local police and project security, broke through the property gates. The protestors fired guns, burned a temporary core shed and vandalized vehicles and the cement batch plant. National government officials reacted promptly to requests from the local mayor, governors and Company representatives to intervene appropriately and apprehend the violent offenders. There was no damage to any of the permanent mine facilities, and three minor injuries were reported.

The Company has learned that the September 17 and 18, 2012, protestors were not from the local area. Authorities identified them as individuals transported into the area from outside regions, organized and funded by local and international NGOs.

Local law enforcement authorities have charged 27 individuals with assault, resisting arrest, arson, and breaking and entering. A trial date is expected to be set in the first half of 2013. Given the civil unrest, the Company has increased security and has developed a contingency plan to provide temporary generator power for the mine start-up in order to prevent delay to the production schedule.

Subsequent Events

January 12, 2013 Attack: On the night of January 12, 2013 armed criminals ambushed a contract security team on duty at the project. Two guards were killed and several others were injured.

The Escobal security team and National Police repelled the attackers who left behind numerous automatic weapons and incendiary devices. According to Guatemala news reports, a high-ranking government official close to the investigation stated that this was not a local protest but an organized, nighttime incursion by a well-armed group from outside the area. This was one of three attacks against mining entities in Guatemala during the same week. The Company is cooperating with the authorities to apprehend the perpetrators.

March 7, 2013

Management’s Discussion and Analysis for Year Ended December 31, 2012

Actions by opponents, protesters and anti-mining NGOs did not have a material adverse effect on our operations at Escobal or on our financial position, cash flow and results of operations.

Appointment of New CFO: On March 7, 2013, the Board of Directors accepted the resignation of the Company’s CFO, Jaime Mondragón, effective at midnight on March 8, 2013 and appointed Mark Sadler to be the new CFO, effective March 9, 2013. Mr. Sadler joined the Company in 2012 as vice president of metal sales and concentrate marketing following employment with Glencore Ltd. and over 18 years with Rio Tinto, PLC. He holds an MBA from Westminster College and a bachelor degree in accounting from the University of Utah. Mr. Sadler is a member of the American Institute of Certified Public Accountants.

UNDERGROUND DEVELOPMENT AND CONSTRUCTION

The operations group focused on development activities including underground development work, mill construction, and development of surface and ancillary facilities.

In 2012, total primary and secondary underground development advance was 4,817 metres. Progress in development was slowed when the declines occasionally intersected north-south trending water-bearing structures. Additional surface dewatering wells were completed and pumping has succeeded in the drawdown of their perched water, resulting in improved advance rates. Development costs have been higher than originally forecast, but are within the contingency allowance provided in the capital cost estimate. The mine is currently cross-cutting the vein on the 1,290-metre level and the Company is planning primary stope development for the first quarter of 2013.

Surface development priorities include completion of concrete foundations, steel erection, equipment installation in the process plant, dry tailings disposal site, and support facilities such as offices and shops. Foundations in the crushing and grinding, flotation, and concentrate and tailings filtration areas were completed and mechanical installation of process plant equipment continued on schedule. Site electrical progress also continued.

The Company remains on schedule and on budget for mill commissioning in the second half of 2013, at which time, mine production is expected to commence at the 1,265-metre underground level before ramping up to full production in early 2014. Mill operations and tailings disposal are subject to receiving the exploitation license.

As at December 31, 2012, project procurement and major equipment delivery-date forecasts remained on schedule. Despite financial difficulties experienced by the manufacturer, delivery of parts for the mine backfill paste plant was completed by year end. Paste plant construction is expected to be completed in the second quarter of 2013.

M3 Engineering has been performing EPCM services for the Escobal project since 2010. M3’s design, procurement, and management of project construction continued throughout the year and as at December 31, 2012, the EPCM work was 69% complete and underground development was 70% complete

Mine activities are now focused on completion of the 1,290 and 1,265 metre level footwall laterals, primary decline development to deeper mine levels, preparation of the initial production stopes, development of ventilation, backfill and other supporting infrastructure, and production miner training.

March 7, 2013

Management’s Discussion and Analysis for Year Ended December 31, 2012

PROJECT STATUS AND TIMELINE

The Company expects to receive the exploitation permit in first half of 2013. The exploitation permit is required for the Company to operate the mill and to produce concentrates from the mine. All other permits required for continued exploration, construction and operations are in place. See "Government, Permitting And Community Relations - Exploitation Permit" and "Risk Factors - Obtaining and Renewing Licenses and Permits" in this MD&A.

The exploitation permit is required for the Company to operate the mill and to produce concentrates from the mine, and the Company's ability to generate revenue is currently dependent upon such operation and production at Escobal. If the exploitation permit for Escobal is not received in time for mill commissioning, the Company will be unable to generate revenue. As a result and under such circumstances, if the exploitation permit is not received within a reasonable period of time thereafter, the Company expects this would adversely impact its business, results of operations, financial performance and prospects and may result in reduction of workforce at the project.

Mill commissioning is currently projected to start in the second half of 2013 with commercial production expected in early 2014. The Board has approved the Company's plan to continue Escobal project development for the 4500 mtpd case along the guidelines provided for in the 5-year plan outlined in the May 2012 PEA and subject to receipt of the Escobal exploitation permit. Work on the expansion began in 2012 with production in excess of 3500 metric tons per day expected as early as 2015. A decision to expand beyond 4500 metric tons per day is expected to be considered, subject to positive exploration results over the next several years.

RISK FACTORS

Tahoe's ability to generate revenues and achieve a return on shareholders' investment must be considered in light of the early stage nature of the Escobal project. The Company is subject to many of the risks common to startup enterprises, including dependence on one project, permitting, operating in a country that at times has experienced political and social unrest, and anti-mining resistance, among other factors.

DEPENDENCE ON THE ESCOBAL PROJECT

As an exploration and evaluation stage company, we do not anticipate receiving revenue from the Escobal project until late in the second half of 2013. Until we acquire additional property interests, any adverse development affecting the Escobal project could have a material adverse effect upon the Company and would materially and adversely affect the potential production of Mineral Resources, profitability, financial performance and results of operations of the Company.

OPERATIONS IN GUATEMALA

The Escobal project is located in Guatemala. Guatemala has a history of political unrest. Guatemala suffered an armed conflict for 36 years, which was finally resolved through a peace agreement reached with the country's internal revolutionary movement in 1996. The last political crisis in Guatemala occurred in 1983 and constitutional government was not restored until 1985. Continued political unrest or a political crisis in Guatemala could adversely affect our business and results of operations.

Our business may be exposed to a number of risks and uncertainties, including terrorism and hostage taking, military repression, expropriation or nationalization without adequate compensation, labour unrest, high rates of inflation, changes to royalty and tax regimes, extreme fluctuations in currency exchange rates, volatile local, political and economic developments, difficulty with understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, surface rights, mines and mining operations, and difficulty obtaining key equipment, operating supplies and components for equipment.

March 7, 2013

Management’s Discussion and Analysis for Year Ended December 31, 2012

OBTAINING AND RENEWING LICENSES AND PERMITS

Any unexpected refusals of required licenses or permits or delays or costs associated with the licensing or permitting process, and in particular delay of the exploitation permit beyond the time for mill commissioning in the second half of 2013, could prevent or delay the development or impede the operation of a mine, which could adversely impact our operations and profitability.

ANTI-MINING RESISTANCE

In recent months outlier communities and non-governmental organizations ("NGOs") have become more vocal and active with respect to mining activities in Guatemala. These communities and NGOs have taken such actions as road closures, power line opposition, work stoppages, and law suits for damages. These actions relate not only to current activities but often in respect to decades old mining activities in Guatemala. Such actions by communities and NGOs may have a material adverse effect on our operations at the Escobal project and on its financial position, cash flow and results of operations.

PRODUCTION DECISION

The Company has not based its production decision on a feasibility study of mineral reserves, demonstrating economic and technical viability, and, as a result, there may be an increased uncertainty of achieving any particular level of recovery of minerals or the cost of such recovery, including increased risks associated with developing a commercially mineable deposit. Historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that production will begin as anticipated or at all or that anticipated production costs will be achieved. Failure to commence production would have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs would have a material adverse impact on the Company's cash flow and future profitability.

Factors that influence the Company's ability to succeed are more fully described in the Company's 2012 Annual Information Form available on www.sedar.com under the heading "Description of Our Business - Risk Factors".

SELECTED FINANCIAL INFORMATION

BASIS OF PRESENTATION

The financial information and the quarterly results presented in the table below are prepared in accordance with IFRS. The Company's significant accounting policies are outlined within Note 2 of the Company's audited consolidated financial statements for the years ended December 31, 2012 and 2011. The Company has chosen to expense all exploration, evaluation and underground project development costs, except those costs associated with mineral property acquisition, surface rights purchases, major equipment, buildings, and accrued reclamation, all of which are capitalized. These accounting policies have been followed consistently since incorporation in 2009.

March 7, 2013

Management’s Discussion and Analysis for Year Ended December 31, 2012

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information from continuing operations for the preceding eight quarters is as follows (expressed in thousands of United States dollars, except per share information):

					Total
	Interest	Net income	Net loss per	Total	shareholders’
Quarters ended	income	(loss)	common share	assets	equity
March 31, 2011	1,030	227	0.00	977,034	970,567
June 30, 2011	1,027	(13,338)	(0.09)	967,778	960,861
September 31, 2011	972	(39,106)	(0.27)	932,784	924,208
December 31, 2011	934	(16,949)	(0.12)	922,005	911,654
March 31, 2012	562	(20,976)	(0.15)	903,572	893,201
June 30, 2012	471	(26,073)	(0.18)	887,863	873,585
September 30, 2012	297	(21,483)	(0.15)	870,181	854,378
December 31, 2012	85	(24,920)	(0.17)	852,943	831,297

Since acquisition of the Escobal project and Initial Public Offering (IPO) completion in June 2010, the Company has expanded Escobal project site activities and has incurred significant operational and exploration expenses. Variances in results by quarter reflect overall corporate activity and factors that do not necessarily recur each quarter, including share based payments, interest income on fluctuating cash balances, foreign exchange gains (losses) from Canadian dollar holdings, and exploration drill programs.

SELECTED ANNUAL INFORMATION

Selected consolidated financial information from continuing operations for 2012, 2011 and 2010 is as follows (expressed in thousands of United States dollars, except per share information):

	December 31,	December 31,	December 31,
	2012	2011	2010
Loss for the year	$93,453	$69,166	$8,010
Loss per share – basic and diluted	$(0.65)	$(0.48)	$(0.12)
Total assets	$852,943	$922,005	$958,120
Long-term liabilities	$4,721	$540	$269

Since acquisition of the Escobal project and Initial Public Offering (IPO) completed in June 2010, the Company has expanded Escobal project site activities and has incurred significant operation and exploration expenses, advancing underground development and construction of support facilities and process plant.

RESULTS OF OPERATIONS FOR THE FOURTH QUARTER

The following results of operations provide information on expenses incurred in the quarters ended December 31, 2012 and 2011.

Exploration expense for the fourth quarter of 2012 was $0.9 million. A total of 5 exploration holes for 2,662 metres were drilled at Escobal for the period. On a regional basis, field work over a number of exploration and reconnaissance concessions is aimed at developing target areas for additional drilling.

March 7, 2013

Management’s Discussion and Analysis for Year Ended December 31, 2012

Exploration expense for the fourth quarter of 2011 was $3.2 million and consisted primarily of a total of 27 holes for 13,317 metres that were drilled at Escobal, focused on wide-spaced lateral and down-dip extensions in the East zone and deep infill and depth-extension holes in the western Margarito and Central zones which succeeded in expanding the known limits of the Escobal down-dip and laterals from the previously defined resource limits.

During the fourth quarter of 2012 and 2011, the Company incurred Escobal project expenses of $20.0 million and $15.9 million, respectively. Variations in general site and mine infrastructure between the fourth quarter of 2012 and 2011 can be attributed to a change in site activities, primarily more extensive underground development work in 2012, 1,482 metres against 382 metres in the same period in 2011. Site infrastructure has been capitalized in the 2012 period. Project cash and non-cash expenses for the fourth quarter are:

Cash expenses	2012	2011
General site infrastructure	$-	$4,427
Mine infrastructure	4,335	7,670
Engineering and design studies	805	345
Mine adm inistration and other direct costs	8,128	423
Salaries, w ages and benefits	4,547	1,964
Total cash expenses	17,815	14,829
Non-cash expenses
Share-based paym ents	(8)	295
Depreciation	2,229	731
Total project expenses	$20,036	$15,855

Additionally, during the fourth quarter of 2012 and 2011, corporate administration expenses were $4,248 and $4,704, respectively. These include non-cash compensation expense of $1,295 in 2012 and $2,719 in 2011. Cash expenses include corporate overhead, legal and regulatory expenses, investor relations, travel, insurance, employee relocation expenses, office services, rental and other general and administrative expenses.

Interest income earned by the Company on its cash balances for the fourth quarter of 2012 was $85, compared to $934 for the fourth quarter of 2011.

Foreign exchange loss of $0.01 million and a gain of $6.3 million were recorded for the fourth quarter of 2012 and 2011, respectively. These resulted from the appreciation and depreciation of the Canadian dollar against the US dollar applicable to the Company’s Canadian dollar holdings at the end of the respective periods.

March 7, 2013

Management’s Discussion and Analysis for Year Ended December 31, 2012

Selected consolidated financial information from operations for the quarters ended December 31, 2012 and 2011 follows (expressed in thousands of United States dollars, except per share information):

	4th Quarter ended
	December 31,	December 31,
	2012	2011
Share-based compensation	$1,287	$3,064
Corporate G&A	2,953	1,995
Escobal project expenses (cash)	17,815	14,829
Depreciation	2,229	731
Exploration expenses	897	3,216
	25,181	23,835
Foreign exchange (gain) loss	12	(6,318)
Interest income	(85)	(934)
Income tax expense (benefit)	(201)	348
Other expenses	14	18
Loss (gain) for the period	$24,921	$16,949
Loss per share – basic	$(0.17)	$(0.12)
Loss per share – diluted	$(0.17)	$(0.12)
Total assets	$852,943	$922,005
Long-term liabilities	$4,721	$540

CASH FLOW

Operating activities reported a net cash outflow of $26.9 million in the fourth quarter of 2012 compared to $19.3 million in the same quarter of 2011. Fourth quarter investing activities in 2012 amounted to $34.0 million primarily in capitalized property, plant and equipment, which compares to $40.8 million in the fourth quarter of 2011.

Financing activities in the fourth quarter of 2012 generated a net $0.4 million, whereas $2.1 million was generated in the same period of 2011. Cash generated from financing activities in 2012 resulted from the exercise of employee stock options and in 2011 from the exercise of underwriter warrants.

SUMMARY OF OPERATING RESULTS YEARS ENDED DECEMBER 31, 2012 AND 2011

Selected consolidated financial information from operations for the years ended December 31, 2012 and 2011 follows (expressed in thousands of United States dollars, except per share information):

	December 31,	December 31,
	2012	2011
Escobal project expenses	$70,945	$39,564
General and administrative expenses	19,021	19,092
Exploration expenses	10,613	10,039
Operating loss	100,579	68,695
Foreign exchange (gain) loss	(5,423)	4,000
Interest income	(1,407)	(3,963)
Income tax expense (benefit)	(310)	406
Other expense	14	28
Loss for the year	$93,453	$69,166

March 7, 2013

Management’s Discussion and Analysis for Year Ended December 31, 2012

Included in the operating loss for the year are non-cash items related to share based payments and depreciation which are included in the following line items:

	December 31,	December 31,
	2012	2011
Share-based payments
Escobal project expenses	$849	$1,299
General and administrative expenses	8,011	10,740
	$8,860	$12,039
Depreciation
Escobal project expenses	6,869	1,200

Exploration activities consisted primarily of exploration drilling intended to define Escobal vein extensions, identify new mineralized zones and enhance portions of the existing resource. Exploration expense in 2012 and 2011 was $10.6 million and $10.0 million respectively.

During 2012, the Company incurred $63.2 million in cash-related Escobal Project expenses. These expenses included $35.9 million in underground infrastructure and development, $2.4 million in engineering studies and metallurgical test work, $25.0 million in site general administration and operation. During 2011, the Company incurred $37.1 million in cash Escobal Project expenses included: $10.1 million which were recorded as general site infrastructure; $14.5 million in underground and surface infrastructure; $2.0 million in engineering studies and metallurgical drilling; $7.3 million in other direct costs; and $3.2 million on salaries, wages and benefits to employees.

In addition to providing annual salaries to employees, the Company compensated directors and employees in the form of stock options, common shares, deferred share awards (“DSAs”), restricted share awards (“RSAs”) and share appreciation rights (“SARs”) on various vesting terms. The Company expenses the fair value of these issuances over the vesting periods. Non-cash expenses of $8.9 million and of $12.0 million were recognized during 2012 and 2011, respectively.

Corporate administration expense in 2012, excluding the non-cash compensation expenses noted above, was $11.0 million compared to $8.4 million in 2011. This includes corporate overhead, legal and regulatory expenses, investor relations, travel, insurance, employee relocation expenses, office services and rental and other general and administrative expenses.

Interest income earned by the Company on its cash balances for 2012 was $1.4 million and $4.0 million in 2011.

Foreign exchange gains and losses resulted from the appreciation and depreciation of the Canadian dollar against the US dollar applicable to the Company’s Canadian dollar cash and cash equivalent balances at the end of 2012 and 2011. The Company recorded an exchange rate gain of $5.4 million in 2012 and an exchange rate loss of $4.0 million in 2011.

March 7, 2013

Management’s Discussion and Analysis for Year Ended December 31, 2012

CASH FLOW

Operating activities reported a net cash outflow of $87.8 million in 2012 compared to $49.5 million in 2011. Increased outflow from operations resulted primarily from commencement of underground development in 2011, continuing on into 2012 with, construction and surface development expenses.

2012 investing activities consisted primarily of capitalized property, plant and equipment and amounted to $107.9 million, which compares to $47.9 million capitalized in 2011.

Cash proceeds from financing activities in 2012 generated $5.0 million and resulted from the exercise of Underwriter warrants and the issuance of common shares, whereas financing activities in 2011 generated a net $14.7 million.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash and cash equivalents balance as at December 31, 2012 was $164.6 million.

The Company had working capital of $149.3 million and long-term liabilities of $4.7 million as at December 31, 2012, consisting primarily of accrued reclamation obligations. This compares to working capital of $340.3 million on December 31, 2011, a decrease of $191.0 million. This decrease was primarily due to a decrease in cash and cash equivalents of $185.3 million. Of this amount $87.3 million was spent in the operations and $110.7 million in plant and equipment additions, and land acquisitions. This was partially offset by $5.0 million of cash inflows through warrants and employee stock option exercises and $5.4 million in foreign exchange gains.

Estimated expenditures remaining for project completion total $117.3 million, which consist primarily of budgeted project construction for the 3500 mtpd project and for the expansion to 4500 mtpd. It is the opinion of management, based on the Company’s current liquidity position and estimates of remaining project expenses, that the Company’s liquid assets will be sufficient to discharge liabilities and fund the Escobal project through development and mill commissioning in the second half of 2013.

The Company is in the process of obtaining a banking credit line for approximately $50 million to be implemented in the first half of 2013. The proceeds are intended to provide additional working capital to fund the 4500 mtpd expansion project which was approved in May 2012.

FINANCIAL RISK MANAGEMENT

Overview

The Company has exposure to the following risks from its use of financial instruments:

  credit risk
  liquidity risk
  market risk

Risk Management Framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s Audit Committee oversees how management monitors compliance with the Company’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

March 7, 2013

Management’s Discussion and Analysis for Year Ended December 31, 2012

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s financial liabilities at December 31, 2012 and 2011 includes accounts payable and accrued liabilities all of which are due within 6 months or less. The long-term liability consists of the SARS long-term portion, severance and reclamation provision.

			Over	December 31,	December 31,
	1 year	2-5 years	5 years	2012	2011
Accounts payable and accrued liabilities	$16,925	$-	$-	$16,925	$9,811
Lease agreements for rental of office facilities	576	315	-	891	1,348
Commitment to purchase plant and equipment	65,366	-	-	65,366	58,403
Other long-term liabilities	-	1,030	-	1,030	540
Reclamation and closure cost obligations	-	-	3,691	3,691	-
Total	$82,867	$1,345	$3,691	$87,903	$70,102

As at December 31, 2012, the Company has outstanding commitments to purchase equipment, services, materials and supplies as follows:

December 31,
2012
Plant construction and equipment	$50,779
Underground and surface equipment	6,028
Mine development consumables	7,448
Services and others	1,077
Business system implementation	34
Total commitments	$65,366

March 7, 2013

Management’s Discussion and Analysis for Year Ended December 31, 2012

In the ordinary course of business, mining companies are required to seek approvals and permits, Escobal is the Company’s sole project, and failure to obtain the exploitation permit in time for mill commissioning would have a material adverse effect on the Company’s business, and could create liquidity challenges. There can be no assurance as to when or if the necessary exploitation permit will be granted.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counter-party to a financial instrument fails to meet its contractual obligations.

The Company holds the majority of its cash and cash equivalents in CAN and USD with large reputable financial institutions in Canada.

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange and interest rates will affect the value of the Company’s holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing return.

Foreign Exchange Risk

The Company is exposed to currency risk on cash and cash equivalents and accounts payable that are denominated in a currency other than the respective functional currency of Company entities which is the US$. To minimize risk, the Company’s funds are kept in highly liquid instruments such as commercial paper and time deposits. The Company also contracts for goods and services mainly in US$ currency. At December 31, 2012, the Company has converted substantially all of CAN$ to US$ to minimize exchange rate risk during the construction period.

	December 31,	December 31,
	2012	2011
Cash and cash equivalents in US$	$163,518	$49,799
Cash in CAN$	458	299,255
Cash in other currencies	585	783
Total Cash and Cash Equivalents	$164,561	$349,837

Cash and cash equivalents comprise cash balances and deposits with maturities of 90 days or less and Guarantee Investment Certificates (GICs) callable on demand.

	December 31,	December 31,
Cash and Cash Equivalents	2012	2011
Cash in US$	$146,585	$138,315
Cash equivalents	17,975	211,522
Total Cash and Cash Equivalents	$164,561	$349,837

March 7, 2013

Management’s Discussion and Analysis for Year Ended December 31, 2012

Interest Rate Risk

At the reporting date, the Company’s interest-bearing financial instruments are related to cash and cash equivalents only.

SHARE CAPITAL AND FINANCINGS

As at March 7, 2013, the Company had 145,565,204 issued and outstanding common shares.

ASSET VALUATION

There have been no events or changes in circumstances that would indicate an impairment of the Escobal project as at December 31, 2012.

OFF-BALANCE SHEET ARRANGEMENTS

The Company currently has no other off-balance sheet arrangements.

OUTSTANDING SHARE DATA

As at March 7, 2013, the Company had the following common shares and securities convertible into common shares outstanding:

Common shares issued prior to IPO	3,100,001
Common shares issued in IPO, Escobal project acquisition and related activities	113,272,304
Common shares issued in equity financing	24,959,692
Common shares issued after exercise of Underwriter warrants and stock options	4,069,207
Common shares issued under RSA and DSA compensation plan	164,000
Stock options (vested and unvested) outstanding	216,000
DSAs outstanding	318,000
Fully diluted shares outstanding	146,099,204

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the financial statements include the Company’s review of asset carrying values, the determination of impairment charges of long-lived assets, determination of mineral resources and valuation of share-based payments, the determination of amounts accrued for reclamation obligations, and income tax. The estimates of carrying values for the assets and expenses involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are included in the following notes of the financial statements:

Note 4 – Mineral property, land, plant and equipment;
Note 5 – Reclamation provision;
Note 6 – Share based payments; and
Note 16 – Income tax.

March 7, 2013

Management’s Discussion and Analysis for Year Ended December 31, 2012

MINERAL PROPERTY, LAND, PLANT AND EQUIPMENT

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In determining the recoverable amounts of the Company's mining interests, the Company's management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company's mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company's mining interests.

RECLAMATION AND CLOSURE

The Company has an obligation to reclaim its properties. The Company's provision for reclamation and closure cost obligations represents management's best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates, assumptions of risks associated with the future cash outflows and assumptions of probabilities of alternative estimates of future cash outflows, and the applicable risk-free interest rates for discounting those future cash outflows. Significant judgments and estimates are required in forming assumptions of future activities, future cash outflows and the timing of those cash outflows. These assumptions are formed based on environmental and regulatory requirements or the Company's environmental policies which may give rise to a constructive obligation. The Company's assumptions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate and changes in any of the above factors can result in a change to the provision recognized by the Company as at December 31, 2012.

The Company recognizes the present value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase in the carrying amount of the related assets is recorded and amortized over the life of the asset. As at December 31, 2012 the Company has estimated the present value of the future reclamation obligation arising from its activities to be $3,691. The present value calculation assumes a discount rate of 2.30%, an inflation rate of 2.87%, an undiscounted amount to settle the obligation of $5,689 and the commencement of reclamation activities in 18 years. Reclamation liability as at December 31, 2011 was negligible as there had been no significant disturbance at the Escobal mine site at that time.

SHARE BASED PAYMENTS

The factors affecting share-based expenses include estimates of when stock options might be exercised and stock price volatility. The timing of the exercise of options is out of the Company's control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has no internal historical data available to determine volatility in accordance with Black-Scholes modeling so it has included data of companies with similar assets. However, the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the share-based payments expense and hence results of operations, there is no impact on the Company's financial condition or liquidity.

March 7, 2013

Management’s Discussion and Analysis for Year Ended December 31, 2012

INCOME TAXES

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on the life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company's control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

RELATED PARTY TRANSACTIONS

Goldcorp holds a 40% interest in the Company's publicly traded shares on a fully-diluted basis. There were no related-party transactions in 2012 and 2011 with Goldcorp.

DISCLOSURE CONTROLS AND PROCEDURES

Our management, including the Chief Executive Officer and the Chief Financial Officer, acknowledge responsibility for the design of disclosure controls and procedures.

Having assessed the effectiveness of the Company's disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer believe that the disclosure controls and procedures are effective at a reasonable assurance level as of the end of the period covered by this report.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining an adequate system of internal controls, including internal controls over financial reporting. Tahoe's internal controls include policies and procedures that (1) pertain to the maintenance of records and accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on financial statements.

The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures. Having assessed the effectiveness of the Company's internal controls over financial reporting, the Chief Executive Officer and Chief Financial Officer believe that the internal controls over financial reporting are effective at a reasonable assurance level as of the end of the period covered by this report.

March 7, 2013

Management’s Discussion and Analysis for Year Ended December 31, 2012

CHANGES IN INTERNAL CONTROLS

There were no changes to the Company's internal controls over financial reporting during the year ended December 31, 2012 that have materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

CHANGES IN ACCOUNTING STANDARDS

For a detailed description of the changes in accounting standards effective January 1, 2012 and January 1, 2013, please refer to Note 2 - Significant accounting policies of the financial statements.

ADDITIONAL INFORMATION

Tahoe is a Canadian public mineral exploration and development company whose common shares are listed on the TSX under the symbol "THO" and on the NYSE under the symbol "TAHO". Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewed from the System for Electronic Data Analysis and Retrieval ("SEDAR") website at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") at www.sec.gov, and on the Company's website at www.tahoeresourcesinc.com.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward looking statements" within the meaning of Unites States Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Wherever possible, words such as "plans", "expects", or "does not expect", "budget", "scheduled", "estimates", "forecasts", "anticipate" or "does not anticipate", "believe", "intend" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, have been used to identify forward-looking information.

March 7, 2013

Management’s Discussion and Analysis for Year Ended December 31, 2012

Forward-looking information in this MD&A may include, but is not limited to: statements relating to changes in Guatemalan mining laws and regulations, including the expected terms and timeline for finalization of the Escobal Royalty Agreement; information with respect to our future financial and operating performance and that of our subsidiaries, including our statement that our objective is to develop the Escobal project into a profitable silver mining operation; the estimation of mineral resources and our realization of mineral resource estimates; our statements relating to the assessment of mineralization such mineralization warranting further drilling of the property; our plan to pursue the exploration, permitting, engineering and development of the Escobal project and to expand its resource base; costs, including projected operating costs, and timing of development of the Escobal project, including the resumption of work on and the completion of the power line, commencing mill commissioning in the second half of 2013, completion of paste plant construction in the second quarter of 2013, underground development and the plan for primary stope development in the first quarter of 2013, mill start up and full production and statements related to commencing commercial production by early 2014 and achieving production in excess of 3500 metric tons per day and in particular statements relating to project economics, production and timing for the 4500 metric tons per day scenario and timing for the 5500 metric tons per day scenario; the timing for receiving revenue from the Escobal project; the acquisition of additional mineral resource interests in the Americas; future exploration and development activities, and the costs and timing of those activities; timing and receipt of approvals, consents and permits under applicable legislation including the expected timeline for receiving the exploitation permit for the Escobal project and permits for other mining property concessions; results of future exploration and drilling; metals prices; and adequacy of financial resources.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable. Assumptions have been made regarding, among other things: our ability to carry on exploration and development activities; the timely receipt of required approvals; the price of silver and other metals; our ability to operate in a safe; efficient and effective manner; and our ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking information, including risks associated with our dependence on the Escobal project and our limited operating history, risks associated with the fluctuation of the price of silver and other metals, the risk of unrest and political instability in Guatemala, the risk that an exploitation license and environmental permits for development of the Escobal project cannot be obtained, risks associated with the availability of additional funding as and when required, exploration and development risks, permitting and licensing risks, uncertainty in the estimation of mineral resources, geologic, hydrological, and geotechnical risks, infrastructure risks, inflation risks, governmental regulation risks, environmental risks and hazards, insurance and uninsured risks, land title risks, risks associated with competition, risks associated with currency fluctuations, labour and employment risks, risks associated with dependence on key management personnel and executives, legislative, judicial and litigation risks, the risk that dividends may never be declared, risks associated with the repatriation of earnings, risks of continued negative operating cash flow, risks associated with the Company's hedging policies, risks associated with the interests of certain directors in other mining projects, risks associated with dilution, risks associated with stock exchange prices and risks associated with effecting service of process and enforcing judgments.

March 7, 2013

Management’s Discussion and Analysis for Year Ended December 31, 2012

This forward-looking information is based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

NOTICE TO READERS IN THE UNITED STATES

Canadian standards, including those under NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission of the United States ("SEC"), and mineral reserve and resource information contained or incorporated by reference in the MD&A may not be comparable to similar information disclosed by U.S. companies. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion in documents filed with the SEC of information concerning "measured mineral resources," "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a mineral resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. The requirements for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Company may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

March 7, 2013